March 5, 2026

J. Lance Carter
Chief Executive Officer
HBT Financial, Inc.
401 North Hershey Road
Bloomington, IL 61704

        Re: HBT Financial, Inc.
            Registration Statement on Form S-3
            Filed February 20, 2026
            File No. 333-293623
Dear J. Lance Carter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Abdul Mitha, Esq.